**Exhibit 99.2**

**JOINT FILING AGREEMENT**

Pursuant to and in accordance with the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations thereunder, each party hereto hereby agrees to the joint filing, on behalf of each of them, of any filing required by such party under Section 13 of the Exchange Act or any rule or regulation thereunder (including any amendment, restatement, supplement, and/or exhibit thereto) with the Securities and Exchange Commission (and, if such security is registered on a national securities exchange, also with the exchange), and further agrees to the filing, furnishing, and/or incorporation by reference of this agreement as an exhibit thereto. This agreement shall remain in full force and effect until revoked by any party hereto in a signed writing provided to each other party hereto, and then only with respect to such revoking party.

IN WITNESS WHEREOF, each party hereto, being duly authorized, has caused this agreement to be executed and effective as of the date set forth below.

Date: January 26, 2026

**CB Beteiligungs GmbH & Co. KG**

By: CB Verwaltungs GmbH, its general partner

By:     /s/ Oliver Reichert
          Name: Oliver Reichert
          Title: Managing Director

**CB Verwaltungs GmbH**

By:     /s/ Oliver Reichert
          Name: Oliver Reichert
          Title: Managing Director

**CB Christian Birkenstock Stiftung**

By:     /s/ Oliver Reichert
          Name: Oliver Reichert
          Title: Trustee